LETTER TO OUR STOCKHOLDERS

    The company recorded charges of $4.6 million for obligations associated with Thermo Electron Corp.'s unsolicited tender offer resulting in a reported loss of $640,000 or $.05 per share for the third quarter ending October 31, 1994. Without the charge, earnings per share for the quarter would have been $.31 per share, up 15% from the $.27 per share (adjusted to eliminate losses associated with the FOxS blood gas monitoring system) for the same period last year.

    Orders of $83,018,000 and revenues of $83,412,000 for the quarter were up 11% over the same period last year. For the first nine months, orders of $245,271,000 and revenues of $247,813,000 were up 7% and 8%, respectively, over the same period last year.

    The company also was told by Homedco Group, Inc., one of the nation's leading providers of home respiratory services, that Puritan-Bennett will be selected as one of its endorsed vendors for home oxygen equipment. Homedco has been in the process of upgrading its oxygen therapy technology to achieve greater operational efficiencies. This announcement is the result of Homedco's formal bid process, and will be one of the largest purchases of oxygen therapy equipment in Homedco's history.

    In addition, Homedco said it would work with the company to adapt Puritan-Bennett's CliniVision(R) Respiratory Care Management Information System to the homecare respiratory management needs of its patients.

SUPPLEMENTAL PRO-FORMA INFORMATION:

    In order to help our stockholders better understand the economic dynamics and potential of the company's business, we have decided to begin providing supplemental information that sets forth the company's earnings before interest, taxes and other unusual charges (EBITOC) in its two main lines of business - Puritan and Bennett. Unusual charges include any historical restructuring or current Thermo Electron-related charges. The supplemental information also excludes discontinued lines of business. Supplemental pro-forma information dollars are reported in thousands.

    PURITAN - Puritan includes our rapidly growing homecare product lines as well as our medical gas and gas-related equipment and spirometry product lines. Aero Systems is also included because it shares one of our larger manufacturing facilities with the Puritan Group and is relatively small.

    Revenue for the first nine months grew to $159,391 from $136,263 on a FY95 to FY94 comparison, up 17%. Third quarter FY95 revenues are also up, $56,187 compared to $45,751, for the third quarter of FY94. Puritan now accounts for about two-thirds of the company's total revenues. Puritan revenue for FY94 was also up from FY93, $184,239 versus $167,763. The average annual growth for the five years ended January 31, 1994 was 15%. Within Puritan, homecare products continue to grow at rates considerably above the overall Puritan average.

    Puritan's EBITOC was $16,306 (10% of revenue) and $18,493 (14% of revenue) for the first nine months of FY95 and FY94, respectively. For the third quarter of this year, EBITOC was $5,995 (11% of revenue) versus $6,251 (14% of revenue) in the third quarter FY94. EBITOC was $22,939 (12% of revenue) and $24,740 (15% of revenue) in FY94 and FY93, respectively. EBITOC has been higher in the recent past and we expect it to return to those higher levels in the future, as we realize the benefits of several major regulatory control and compliance initiatives undertaken in the latter part of FY94 and during FY95. These initiatives required considerable staffing and other resource additions as well as manufacturing process modifications. As a result, we experienced certain significant short-run operating disruptions and inefficiencies, which increased our costs.

    BENNETT - The Bennett line of business consists of our critical care ventilator business - a business that continues to represent an exceptional and long-standing customer franchise on a global basis - as well as our CliniVision product line in the U.S., and our holter monitoring and portable ventilator product lines.

    Since FY93, revenues have declined for several reasons including difficult market conditions, particularly in the U.S. hospital market, discontinuance of certain older products and accessories as a result of evolving regulatory standards, and our withdrawal from the U.S. portable ventilator market. In addition, Bennett has also undertaken major regulatory control and compliance initiatives at significant cost. Third quarter FY95 and FY94 revenues were $27,225 and $28,838. For the first nine months of FY95 and FY94, revenues were $88,422 and $90,361, respectively. FY94 revenues were $122,751 and FY93 revenues were $131,279.

    On a quarter-to-quarter comparison, EBITOC was $456 for the third quarter of FY95 versus a loss of $793 for the same period of FY94. EBITOC was $2,620 and $2,718 for the first nine months of FY95 and FY94, respectively (3% of revenues for both periods). FY94 EBITOC was $14 compared to FY93 EBITOC of $11,803 (9% of revenue). Current and recent EBITOC is not close to where we believe it should and will be. We believe the recent poor profitability of Bennett will begin to reverse itself and both revenues and margins will increase as a result of the benefits from full implementation of our regulatory compliance initiatives, continued growth of CliniVision and service revenue and several other positive developments. These developments include the new products/product enhancements recently cleared by FDA for marketing in the U.S. and recently introduced internationally. In addition, other important new products are being developed for introductions a little over a year from now.

    In summary, we are encouraged by the continued strong growth of Puritan in the third quarter and believe both Puritan and Bennett are well positioned to begin returning to historical levels of profitability. We will continue to build upon our unique franchise in the critical care ventilator area while continuing to invest in and grow the exciting homecare businesses that make up the bulk of our Puritan business line.


                                   /s/ BURTON A. DOLE JR.
                                   -------------------------
                                   Burton A. Dole Jr.
                                   Chairman, President and
November 21, 1994                  Chief Executive Officer

CONDENSED CONSOLIDATED STATEMENTS
OF OPERATIONS (UNAUDITED)
Dollars in thousands, except per share data

                                                          THREE MONTHS ENDED                NINE MONTHS ENDED
                                                              OCTOBER 31                        OCTOBER 31
                                                   ----------------------------      -----------------------------
                                                       1994             1993              1994             1993
                                                   ----------------------------      -----------------------------
Net Sales                                          $    83,412      $    75,277      $    247,813     $    228,582
Cost of Goods Sold                                      49,128           43,910           144,091          130,602
                                                   -----------      -----------      ------------     ------------
    Gross Profit                                        34,284           31,367           103,722           97,980
Selling and Administrative Expense                      23,508           23,721            71,790           71,474
Research and Development Expense                         5,046            6,153            14,825           19,406
Restructuring Charges                                       --               --                --            9,014
                                                   -----------      -----------      ------------     ------------
    Operating Profit (Loss)                              5,730            1,493            17,107           (1,914)
Interest Expense                                         1,719            1,159             4,319            3,560
Cost Associated with Unsolicited Offers to
    Acquire Company's Stock                              4,559               --             4,559               --
Other Expense (Income), net                               (768)            (773)           (1,949)            (304)
                                                   -----------      -----------      ------------     ------------
    Income (Loss) Before Income Taxes                      220            1,107            10,178           (5,170)
Provision for (Benefit from) Income Taxes                  860              359             2,850           (2,804)
                                                   -----------      -----------      ------------     ------------
    Net Income (Loss) Before Cumulative Effect            (640)             748             7,328           (2,366)
    Cumulative Effect of a Change in Accounting
     for Income Taxes                                       --               --                --           (2,755)
                                                   -----------      -----------      ------------     ------------
Net Income (Loss)                                  $      (640)     $       748      $      7,328     $     (5,121)
                                                   ===========      ===========      ============     ============
Weighted Average Number of Shares
 Outstanding                                        12,533,709       11,908,653        12,478,113       11,914,627
Net Income (Loss) Before Cumulative Effect
 Per Share                                         $      (.05)     $       .06      $        .59     $       (.20)
Cumulative Effect of a Change in Accounting for
    Income Taxes Per Share                                  --               --                --             (.23)
                                                   -----------      -----------      ------------     ------------
Net Income (Loss) Per Share                        $      (.05)     $       .06      $        .59     $       (.43)
                                                   ===========      ===========      ============     ============
Dividends Declared Per Share                       $       .03      $       .03      $        .09     $        .09
                                                   ===========      ===========      ============     ============

CONDENSED CONSOLIDATED
BALANCE SHEETS (UNAUDITED)
Dollars in thousands

                                                    OCTOBER 31      January 31
ASSETS                                                 1994            1994
                                                   ----------------------------
    Current Assets:
        Cash and cash equivalents                  $       603      $       713
        Trade notes and accounts receivable, net        72,204           70,137
        Inventories:
            Finished goods                              18,271           16,163
            Work in process                              5,951            4,437
            Raw materials and supplies                  34,904           30,894
                                                   -----------      -----------
                                                        59,126           51,494
            Less excess of FIFO cost
             over LIFO cost                             (4,478)           4,024
                                                   -----------      -----------
                                                        54,648           47,470
        Prepaid expenses and other                       4,678            5,567
        Deferred income tax benefits                    10,760           10,760
                                                   -----------      -----------
            Total current assets                       142,893          134,647
    Plant and Equipment                                171,011          158,961
        Less accumulated depreciation
         and amortization                               75,658           70,068
                                                   -----------      -----------
                                                        95,353           88,893
    Other Assets, net                                   32,190           33,054
                                                   -----------      -----------
    Total Assets                                   $   270,436      $   256,594
                                                   ===========      ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
    Current Liabilities:
        Notes payable                              $    15,644      $    27,791
        Trade accounts payable                          15,436           13,937
        Employee compensation, payroll taxes
         and withholdings                                8,220            8,015
        Accrued self-insurance expenses                  1,132            1,299
        Other accrued expenses                          15,238           21,140
        Dividends payable                                  376              359
        Income taxes payable                             3,507            3,678
        Current maturities of long-term debt             6,672            6,546
                                                   -----------      -----------
            Total current liabilities                   66,225           82,765
    Long-Term Debt, less current maturities             59,388           38,656
    Deferred Compensation and Pensions                  18,352           17,444
    Deferred Income Taxes                                   55               55
    Deferred Revenue                                    10,786            9,962
    Stockholders' Equity:
        Common stock, par value $1.00 per share --
            Authorized 30,000,000 shares; issued
            and outstanding, 12,530,208 shares
            in October and 12,427,653 shares
            in January                                  12,530           12,428
        Additional paid-in capital                      37,052           34,794
        Retained earnings                               67,460           61,736
        Deferred stock awards                           (1,412)            (602)
        Treasury stock                                      --             (644)
                                                   -----------      -----------
            Total Stockholders' Equity                 115,630          107,712
                                                   -----------      -----------
    Total Liabilities and Stockholders' Equity     $   270,436      $   256,594
                                                   ===========      ===========

CONDENSED CONSOLIDATED STATEMENTS
OF CASH FLOWS (UNAUDITED)
Dollars in thousands

                                                                 NINE MONTHS ENDED
                                                                     OCTOBER 31
                                                             -------------------------
CASH FLOWS FROM OPERATING ACTIVITIES                           1994              1993
                                                             -------------------------
    Net income (loss)                                        $ 7,328           $(5,121)
    Adjustments to reconcile net income to net cash and
        cash equivalents provided by operating activities:
            Depreciation and amortization                     11,010            11,426
            Deferred income tax benefit                           --            (3,671)
            Cumulative effect of a change in accounting
             principles                                           --             2,755
            Restructuring charges                                 --             9,014
            Deferred compensation and pensions                   908             1,507
            Provision for losses on accounts
             receivable                                           81               677
            Asset dispositions, net                             (540)              (85)
            Shares issued to employee
             benefit plans                                     1,895             2,523
    Change in operating assets and liabilities:
            Trade notes and accounts receivable               (2,148)            6,176
            Inventories                                       (7,178)           (3,772)
            Prepaid expenses                                     408              (114)
            Other assets                                         194               539
            Trade accounts payable and
             accrued expenses                                 (2,365)           (2,833)
            Federal and state income taxes
             payable/receivable                                 (171)           (1,028)
            Deferred revenue                                     824             1,550
                                                             -------           -------
            Net Cash and Cash Equivalents Provided by
                Operating Activities                          10,246            19,543
CASH FLOWS FROM INVESTING ACTIVITIES
    Proceeds from sale of capital assets                       3,072             1,592
    Capital expenditures                                     (13,976)          (12,140)
    Purchases of intangible assets                              (216)             (421)
    Acquisitions, net of cash acquired                        (2,000)           (6,624)
                                                             -------           -------
        Net Cash and Cash Equivalents Used in
            Investing Activities                             (13,120)          (17,593)
CASH FLOWS FROM FINANCING ACTIVITIES
    Issuance (repayment) of notes payable                    (12,147)            8,289
    Issuance of long-term debt                                20,000                --
    Payments on long-term debt                                (4,004)           (4,667)
    Dividends paid to stockholders                            (1,121)           (1,073)
    Stock options exercised                                       43               205
    Stock repurchased                                             (7)           (2,495)
                                                             -------           -------
        Net Cash and Cash Equivalents Provided by
            Financing Activities                               2,764               259
                                                             -------           -------
Net Increase (Decrease) in Cash and
 Cash Equivalents                                               (110)            2,209
Cash and Cash Equivalents at the Beginning
 of the Year                                                     713               403
                                                             -------           -------
Cash and Cash Equivalents at the End of
 the Period                                                  $   603           $ 2,612
                                                             =======           =======

INCOMING ORDERS, NET SALES ($ MILLIONS) AND
NET INCOME (LOSS) PER SHARE

                                                          FY 1994                                   FY 1995
                                          -----------------------------------------    -------------------------------
                                          Apr. 30     July 31   Oct. 31     Jan. 31     Apr. 30    July 31     OCT. 31
                                          -------     -------   -------     -------    -------     -------     -------
   MEDICAL - Orders                        $ 65.4     $ 75.6      $69.9      $ 85.0      $ 71.9     $ 76.2      $ 74.9
             Net Sales                       69.4       71.9       69.6        75.0        73.7       77.2        74.9
   AERO    - Orders                           5.6        7.0        5.1        10.4         8.2        6.0         8.1
             Net Sales                        6.0        6.0        5.7         5.7         6.7        6.8         8.5
   TOTAL   - Orders                        $ 71.0     $ 82.6      $75.0      $ 95.4      $ 80.1     $ 82.2      $ 83.0
             Net Sales                       75.4       77.9       75.3        80.7        80.4       84.0        83.4
   BACKLOG INCREASE (DECREASE)             $ (4.4)    $  4.7      $(0.3)     $ 14.7      $ (0.3)    $ (1.8)     $ (0.4)
   -------------------------------------------------------------------------------------------------------------------
   NET INCOME  (LOSS) BEFORE CUMULATIVE
           EFFECT PER SHARE                $  .15     $ (.41)     $ .06      $(2.46)     $  .30     $  .34      $ (0.5)
   CUMULATIVE EFFECT OF ACCOUNTING
           CHANGES PER SHARE                 (.23)        --         --        (.01)         --         --          --
                                           ------     ------      -----      ------      ------     ------      ------
   NET INCOME (LOSS) PER SHARE             $ (.08)    $ (.41)     $ .06      $(2.47)     $  .30     $  .34      $ (0.5)
                                           ======     ======      =====      ======      ======     ======      ======